Exhibit (a)(2)
          FORM OF LETTER TO ELIGIBLE OPTION HOLDERS


    [GRAPHIC OMITTED] General Employment /TRIAD Personnel


            General Employment Enterprises, Inc.
                Stock Option Exchange Program


                                   August 21, 2002


Dear General Employment Option Holder:

I'm sure you are aware of the current economic environment and the volatility the stock markets have experienced over the past year and a half. Many of our employees hold stock options with an exercise price that substantially exceeds the current trading price of our stock. Our Board of Directors recognizes the role our options play in providing long-term rewards for excellent performance. The Board also recognizes that many of these "underwater" stock options may not be providing the performance incentive that options should create for our employees. For that reason we have reviewed ways to provide you with the benefit of options that may have a greater potential to increase in value. As a result, we are announcing our Stock Option Exchange Program.

This voluntary program generally allows our employees the opportunity to surrender existing outstanding options that have an exercise price of $3.00 or higher. Under the terms of the offer, you will be given the opportunity to exchange your existing eligible options for replacement options that will have an exercise price of $0.86 per share, which was the closing price of the Company's common stock on the American Stock Exchange on August 5, 2002. You will receive one new option for every eligible option that you exchange having an exercise price from $3.00 to $5.50 per share, and you will receive one new option for every two eligible options that you exchange having an exercise price above $5.50 per share. Replacement options will be issued in a full number of shares, and any fractional shares will be forfeited. The replacement options to be issued to you will be considered granted as of August 5, 2002, and they will expire on August 4, 2012. The replacement options will have a new waiting period before they may be exercised that will be equal to the waiting period of the tendered options when they were granted.

The offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents that we have included with this letter:

    A Personnel Option Status Report showing your outstanding option grants that are eligible for exchange

    A detailed description of the offer titled Offer to Exchange

    An Election Form that you will need to complete and return to us

    A Withdrawal Form that you will need to complete if you decide to withdraw any tendered options

    An Affidavit Form that you will need to complete if you lost any option agreement or amendment that you want to tender for exchange


You should read the information provided and consider your decision carefully. If you wish to participate in this program, your Election Form, along with your tendered option agreements, must be received by Nancy C. Frohnmaier, Vice President and Corporate Secretary, at General Employment Enterprises, Inc., One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181, by 5:00 p.m., Central time, on or before September 20, 2002. If you have any questions about the offer after reading the enclosed materials, you can send me a fax at (630) 954-0595 or or e-mail me at cimhoff@genp.com. Due to the nature of this offer, we cannot answer questions over the telephone.

The Board and I continue to believe that our long-term opportunities for growth are excellent, and we want to provide the best ways to reward you for focusing and delivering on these opportunities. Thank you for your continued commitment to General Employment.


                                   Sincerely,




                                   Herbert F. Imhoff, Jr.
                                   Chairman of the Board and
                                   Chief Executive Officer


Enclosures


General Employment Enterprises, Inc.
One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181
(630) 954-0400  FAX (630) 954-0447